Connectivity Unlimited™

March 8, 2010

Via EDGAR

Jeffrey Jaramillo, Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 3030

Washington, D.C.  20549-3030

Re:	MRV Communications, Inc.
Form 10-K for the year ended December 31, 2008
Filed October 8, 2009
File No. 001-11174

Dear Mr. Jaramillo:

The staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued a comment letter, dated January 22, 2010, in respect of the above referenced filing by MRV Communications, Inc. (the “Company”), and the Company responded on February 15, 2010.  This letter is in response to your verbal comment during our telephonic conversation on March 5, 2010, and sets forth our proposed disclosure in our Annual Report on Form 10-K for the year ended December 31, 2009.

The following proposed disclosure would appear in our policy footnote to the financial statements, and our Statement of Cash Flows would reflect the reclassification.

Restricted Time Deposits

Restricted time deposits represent investments that are restricted as to withdrawal or use.  Restricted time deposits generally secure standby letters of credit, bank lines of credit, or bank loans.  The Company had bank loans secured by restricted time deposits of $16.9 million at December 31, 2009 that, pursuant to the loan agreement, will be directly used to repay the loans when the time deposits and underlying bank loans mature. When investments in restricted time deposits are directly related to an underlying bank loan, the investment and subsequent release in the restricted time deposit is treated as a financing activity in the Company’s Statement of Cash Flows.  The other investments in and releases of restricted time deposits in 2009 are included in investing activities because the funds are invested in certificates of deposit.  In prior periods, other investments in and releases of restricted time deposits were included in cash flows from operating activities.  The prior period amounts of other investments in and releases of restricted time deposits have been reclassified to investing activities to conform to the current period presentation.

MRV Communications, Inc.      20415 Nordhoff Street   Chatsworth, CA 91390   t:818 773 0900   f:818 773 0906   w: mrv.com

The following tables reconcile the amounts previously reported to the current presentation (in thousands):

Cash flows from operating activities:	2008	2007
Net cash provided by (used in) operating activities, as previously reported	$3,347	$(8,483)
Reclassification	(4,831)	2,929
Net cash used in operating activities	$(1,484)	$(5,554)

Cash flows from investing activities:	2008	2007
Net cash used in investing activities, as previously reported	$(12,660)	$(9,563)
Reclassification	4,831	(2,929)
Net cash used in investing activities	$(7,829)	$(12,492)

If you have any further comments or questions, please do not hesitate to contact me at (818) 773-0900, ext. 243 or cking@mrv.com.

Sincerely,

/s/ Chris King
Chris King
Chief Financial Officer

cc:	Andri Boerman
Martin F. James
Division of Corporate Finance

Michael Schoenfeld
Ernst & Young LLP